SIMPPLE LTD.

VIA EDGAR

September 11, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Cara Wirth and Dietrich King

Re:	SIMPPLE LTD. Registration Statement on Form F-1 Filed April 3, 2023, as amended File No. 333-271067

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SIMPPLE LTD. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on September 12, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ CHONG Jiexiang Aloysius
CHONG Jiexiang Aloysius Chief Executive Officer and Director

cc:	Loeb & Loeb LLP
Hunter Taubman Fischer & Li LLC